Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

82-4163

02 JUN 17 AM 11:49

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

June 4, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario M5H 3S8

SUPPL

02034986

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-D-23

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), I hereby give notice that on May 31, 2002, 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until August 1, 2002 to acquire common shares at $0.15 per share of Outlook Resources Inc.("Outlook") were issued to each of **Stoddart Family Trust,** P.O. Box 360, Sorters Paradise, Queensland 4217, Australia, **Jim Lee, c/o Gundyco in trust**, 200 King Street West, 6th Floor, P.O. Box 72, Toronto, Ontario M5H 3Z8, **Maple Ridge Developments Inc.**, P.O. Box 790 Mount Forest, Ontario N0G 2L0 and 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until August 28, 2002 to acquire common shares at $0.15 per share of Outlook were issued to **Robert Shaw**, 188 George Street, Box 89, Arthur, Ontario N0G 1A0 pursuant to section 72(1)(f)(iii) of the Act on the conversion of four (4) $16,000 Convertible Debentures.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\SFT, JL, Maple & RS May 31 Convertible Debenture.wpd

6/19

Tel: 416 860 7150
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